Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
Internal resources sufficient to fund development of projects
RANDGOLD RESOURCES REINFORCES GROWTH PROSPECTS DESPITE TOUGH MARKETS
London, 6 November 2008 — A lower gold price and grades reduced Randgold Resources’ third-quarter revenue but costs were well contained despite the peak in input costs and the company said it was well positioned to benefit from a stronger fourth quarter.
Attributable gold production was 101 856 ounces against the previous quarter’s 115 598 ounces, due to a drop in the average grade mined at both the Loulo and Morila operations in Mali. Combined with a 7% decrease in the average gold price, this resulted in gold sales reducing from Q2’s US$95.2 million to US$78.3 million. Total cash costs of US$52.3 million were in line with the previous quarter’s US$52.8 million.
The company posted a net loss of US$684 000 for the quarter (Q2: profit of US$20.2 million), but would have made a net profit of US$8.2 million had it not been for a non cash provision of US$8.8 million against investments in auction rate securities which had shown a deterioration in credit ratings.
Reviewing the operations, chief executive Mark Bristow said Loulo had done well to maintain throughput and achieve an output of 64 250 ounces (Q2: 70 100 ounces) during the wet season. By comparison, Loulo produced 58 020 ounces and processed 10% fewer tonnes in the same quarter in 2007. Unit costs were impacted by the decrease in grade and ounces produced, a further rise in the diesel price and the planned processing of stockpile material during the rainy season.
The Morila joint venture also saw a drop in grade from 3.5g/t to 3.0g/t and consequently in production from 113 746 ounces to 94 016 ounces. Bristow noted that the last of the orebody was now being mined at Morila — the mine is scheduled for conversion into a stockpile processing operation next year — and that at this stage it had little operational flexibility. Production was also impacted by a fire in the elution plant towards the end of the quarter.
Randgold Resources has recently started development of its third mine at Tongon in the Côte d’Ivoire and Bristow said the latest update of the feasibility study had confirmed that it was a very robust project which would produce an estimated 2.7 million ounces of gold over a 10-year life of mine. The company has increased its stake in the project by 3% to 84%.
Work has also started on a scoping study on its most recent major discovery, Massawa in Senegal. This will be completed during the first quarter of next year and if positive, together with a 35 000 metre feasibility drilling programme, will form the basis of a prefeasibility study.
“We expected this to be a tough quarter and it was,” Bristow said. “But the challenges are being dealt with and we’re moving ahead. The Yalea conveyor belt system is now up and running, and with ore production from underground expected to reach the planned 90 000 tonnes per month level from year end, Loulo is still on track to meet its production target for the year. Morila — which produced its 5 millionth ounce during the quarter — continues to generate strong cash flows and we’re looking at every aspect of its operations and its cost structure to ensure that margins are maintained.”
While rising costs was the most critical issue facing the gold mining industry in the past quarter, Bristow said that the industry would also face tremendous volatility going forward. Focusing on profitable business plans to ensure the company could fund its future growth would remain key to Randgold Resources’ strategy.

He noted that a new mine plan for Loulo, which will increase production from Yalea and expand the plant, had enabled the company to delay the development of the second underground mine, Gara, by a year without affecting the overall production profile. “This means that we can reschedule our capital plans by redesigning our production profile,” he said.
Bristow said the company was in the fortunate position that its cash resources — US$264 million at the end of the quarter — and its strong revenue streams were sufficient to ensure the development of the Tongon mine and other projects. The fact that it would not require external funding for this growth was a very significant advantage given the current state of the capital markets, he said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2008
•	Costs contained and in line with Q2 despite rising inflation

•	Revenue down on lower grades and gold price

•	Strong balance sheet ensures delivery of development pipeline

•	Loulo underground on track for production growth

•	Participation in Tongon project increased to 84%

•	Updated Tongon feasibility confirms robust project

•	Massawa — scoping study drilling underway
Randgold Resources Limited had 76.4 million shares in issue as at 30 September 2008
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
US$000	2008	2008	2007	2008	2007

Gold sales#	78 283	95 230	70 701	260 515	199 986

Total cash costs*	52 293	52 846	38 189	150 718	111 225

Profit from mining activity*	25 990	42 384	32 512	109 797	88 761

Exploration and corporate expenditure	8 308	12 553	7 872	34 813	22 987

Profit before income tax and financing activities	14 706	25 166	17 507	63 147	42 595

Net (loss)/profit	(684)	20 236	11 540	37 707	31 136

Net (loss)/profit attributable to equity shareholders	(1 430)	17 911	11 474	32 447	28 656

Net cash generated from operations	8 781	11 237	2 262	37 114	30 492

Cash and cash equivalents	264 365	275 325	131 086	264 365	131 086

Attributable production+ (ounces)	101 856	115 598	110 247	321 105	324 838

Group total cash costs per ounce*+ (US$)	513	457	346	469	342

Group cash operating costs per ounce*+ (US$)	468	409	305	422	303

#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.

*	Refer to explanation of non-GAAP measures provided.

+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS
Gold sales for the quarter of US$78.3 million were down 18% from the previous quarter and up 11% from the corresponding period in 2007. The movement during the quarter is mainly the result of a decrease in ounces produced, resulting from a reduction in the average grade mined at both Morila and Loulo. The average gold price received also dropped 7% over the quarter from US$825/oz in the second quarter to US$771/oz in the third quarter. The increase over the corresponding quarter in 2007 (US$70.7 million) is mainly attributable to the lower average gold price received in 2007 (US$646/oz).
Total cash costs of US$52 million were slightly below the previous quarter and up from the September 2007 quarter. Costs at both operations have been reasonably well controlled during the quarter despite rising inflation in mining consumables. In particular, the diesel cost per litre increased by 13% from the June 2008 quarter. However, the recent decrease in the price of oil, if maintained, should start to filter down into costs going forward. As planned, Loulo consumed a portion of its ore stockpiles which had been built up in earlier periods to ensure it met its plant throughput in the quarter during the wet season. Consequently, costs deferred to stockpiles were US$2.7 million lower when compared to the previous quarter.
The decreased sales and steady costs resulted in a decrease in profit from mining over the previous quarter and the corresponding period in 2007. Cash costs and total cash costs per ounce increased from the previous quarter due to the decrease in ounces produced as a result of the drop in the average grade of ore mined which was partly anticipated in the Life of Mine plan. At Morila, a fire in the elution plant a week before quarter end resulted in fewer elutions being undertaken than expected and consequently a drop in ounces produced.
Exploration and corporate expenditure decreased by US$4.2 million quarter on quarter, mainly as a result of a decrease in drilling and other exploration costs during the rainy season.
Profit before income tax and finance costs for the September 2008 quarter at US$14.7 million were down from the previous quarter as well as the corresponding period in 2007, mainly as a result of the decrease in gold sales from the June 2008 quarter, and higher operating costs when compared to the same quarter in 2007, as well as the other factors noted above.
The net loss of US$0.7 million for the quarter resulted from an increase in net financing costs following a non cash provision of US$8.84 million being made against investments in auction rate securities, due to the deterioration of the underlying credit ratings of the collateral of certain of these securities. Finance costs for the September 2008 quarter also include exchange losses during the quarter relating to the devaluation of euro denominated cash investments against the dollar. Earnings adjusted to exclude net financing costs would have been US$9.3 million compared to US$16.3 million in the second quarter of 2008, calculated on a similar basis, and adjusted earnings per share (adjusted for net finance costs) at US$0.12 for the quarter compared to US$0.21 for the June 2008 quarter and US$0.15 for the September 2007 quarter.
Total cash costs for the nine months ended 30 September 2008 of US$150.7 million increased from US$111.2 million for the nine months ended 30 September 2007, mainly due to increases in consumable prices, especially oil, steel and plant consumables.
OPERATIONS
LOULO
Loulo produced 64 250 ounces of gold during the quarter at a total cash cost of US$556/oz compared to 70 100 ounces in the previous quarter at US$496/oz. The decrease in production was attributable to lower ore grades being processed, having been affected by the mix of the different ore types processed, in order to ensure consistent through put during the wet season. The average grade processed of 3.2g/t was in line with the corresponding wet quarter of 2007, but 9% below the second quarter of 2008. Tonnes milled was significantly higher than the corresponding quarter of 2007, and slightly lower than the previous quarter.
Total tonnes mined were lower than the previous quarter but significantly higher than the corresponding quarter in 2007. The increase in total cash cost per ounce is mainly attributable to the drop in ounces produced, the further increase in diesel costs as well as the effect of taking material off the stockpiles in line with the wet season plan.

Cost pressures associated with the high input prices, especially oil prices, continued to negatively impact on operational results. However, the recent drop in the oil price and other consumables, if maintained, is expected to result in lower costs going forward.

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
LOULO RESULTS	2008	2008	2007	2008	2007

Mining
Mining Tonnes mined (000)	5 696	7 074	4 202	20 616	13 502
Ore tonnes mined (000)	558	953	547	2 380	1 722

Milling
Tonnes processed (000)	658	686	599	2 045	1 969
Head grade milled (g/t)	3.2	3.5	3.2	3.3	3.2
Recovery (%)	93.7	91.0	94.9	91.9	94.4
Ounces produced	64 250	70 100	58 020	197 600	196 588
Average price received+ (US$/oz)	713	782	605	761	584
Cash operating costs* (US$/oz)	515	451	363	465	316
Total cash costs* (US$/oz)	556	496	398	507	350

Profit from mining activity* (US$000)	9 823	19 970	12 079	49 668	46 127

Gold sales*+ (US$000)	45 558	54 726	35 191	149 873	114 979

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.
*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 22 749 ounces delivered into the hedge at US$429/oz in the quarter ended 30 September 2008, 17 499 ounces delivered at US$429/oz in the quarter ended 30 June 2008 and 19 254 ounces delivered at US$439/oz in the quarter ended 30 September 2007.
During the quarter, the mine reviewed the Life of Mine plan as part of the 2009 budgeting process. Following the review, an optimised plan has been developed that envisages an increase in tonnes mined from the Yalea underground in 2009, whilst delaying the commissioning of the Gara underground development by approximately one year. The revised plan, which foresees a build up to steady state production of 120 000 tonnes a month from the Yalea underground through 2009, has the following key benefits:
•	The ounces produced from the mine over the next five years are more evenly distributed;

•	The mine can commit more resources to ensuring the successful implementation of the Yalea underground operation before commencing with the second underground mine development;

•	The increased tonnes from Yalea are higher in grade than ounces that were previously planned to be mined from Gara in 2009; and

•	The capital costs associated with the Gara development are deferred at a time when capital costs are at historical highs and could reduce in the future.
A key component of this strategy is the Loulo plant expansion, which is scheduled to be commissioned by the end of the first quarter of 2009, and which will bring monthly throughput up to 300 000 tonnes per month from Q4 in 2009.
MORILA
Morila’s production in the third quarter was disappointing with total gold production of 94 016 ounces compared to the second quarter of 113 746 ounces. Total cash costs were US$440/oz compared to US$398/oz in the previous quarter. Head grade milled of 3.0g/t was considerably lower than the 3.5g/t achieved in the second quarter, constrained by the lack of flexibility in the pit as the operation nears the end of in-pit mining. Tonnes processed was better than the previous quarter and the corresponding quarter of 2007, while recoveries were lower on the back of lower grades.

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
MORILA RESULTS	2008	2008	2007	2008	2007

Mining
Tonnes mined (000)	4 991	5 029	6 765	15 720	17 159
Ore tonnes mined (000)	1 180	1 211	1 609	3 921	3 335

Milling
Tonnes processed (000)	1 097	1 088	1 030	3 193	3 137
Head grade milled (g/t)	3.0	3.5	4.3	3.3	3.5
Recovery (%)	90.1	92.9	91.2	91.5	91.6
Ounces produced	94 016	113 746	130 568	308 762	320 625
Average price received (US$/oz)	870	890	692	896	673
Cash operating costs* (US$/oz)	388	344	241	354	284
Total cash costs* (US$/oz)	440	398	289	409	330

Profit from mining activity* (US$000)	40 418	56 035	51 083	150 323	106 585

Attributable (40% proportionately consolidated)

Gold sales (US$000)	32 725	40 504	35 511	110 642	85 007
Ounces produced	37 606	45 498	52 227	123 505	128 250
Profit from mining activity* (US$000)	16 167	22 414	20 433	60 129	42 634

*	Refer to explanation of non-GAAP measures provided.
Results from the final phase of grade control have shown good continuity of ore grade under the northern base of the pit. As the strip ratio in this area is too high to access the ore from the open pit, we intend to carry out a scoping study in Q4 to establish the potential for a small underground development.
During the last quarter, the mine exceeded 5 million ounces of gold production since it commenced production in 2000. As previously indicated, Morila will shift to a stockpile retreatment operation towards the middle of next year. The mine is currently reviewing its plans for 2009 and beyond to ensure it is prepared to make the necessary adjustments when open pit mining ceases, in order to ensure that the operation remains a strong cashflow generator for the group. During the stockpile retreatment phase, costs previously deferred to the balance sheet will be expensed through the income statement as and when the stockpiles are processed. The resultant increased costs will have the benefit of reducing taxable profits, thereby enhancing the cashflow from the operation. Progress has also been made in investigating a sustainable agri-business for the benefit of the surrounding communities which could take advantage of the significant infrastructure that will remain when the mine closes, which is currently scheduled for 2013.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea
During the third quarter of 2008 the Loulo underground section developed a total of 852 metres and mined a total of 43 774 tonnes of ore at a grade of 4.28g/t.
The table below shows a summary of the year to date production of the underground section:

	Development	Ore	Grade	Ounces	Total
	metres	tonnes	g/t	mined	tonnes

Q1	735	—	—	—	45 974
Q2	1 048	5 605	2.31	416	71 157
Q3	852	43 774	4.28	6 020	85 352

Total	2 635	49 379	4.06	6 436	202 483

The Yalea twin declines have now been advanced to a distance of 950 metres from surface and a vertical depth of 160 metres. Overall project development to date for the underground section is 3 253 metres.
The focus during this quarter has been on developing the 28 and 12 Level strike drives as well as establishing the first longhole stoping face between these levels. This critical development will serve as the main access and drawpoint level for the section’s mining area during 2009.
Enhancement work on the twin declines, construction work on the permanent water handling system and the concrete tunnels inside the boxcut continued during the quarter. Both concrete tunnels were completed and conveyor installation commenced, with the underground belt having been installed and now operational. It is expected that the overland conveyor will be completed early in 2009.
TONGON PROJECT
The feasibility study on Tongon has been updated to reflect the latest drilling results, testwork and designs completed since the board approved the development of the project in January 2008. In general results have confirmed the Feasibility Type 3 approach and with the better definition of the ore zones there has been an appreciable increase in grade.

A summary of the important aspects are documented below:
Reserves: 38.25 million tonnes of probable reserves at a grade of 2.6g/t for 3.16 million ounces.
Capex: Current (September 2008) capex estimate is US$280 million excluding ongoing replacement capex and closure costs.
Mining: Contractor mining with a peak rate of 25 million tonnes. Life of Mine strip ratio of 4.3:1.
Plant: Throughput of 300 000 tonnes per month using 3 stage crushing, ball milling with gravity and flash flotation to produce minimum recoveries exceeding 90%. Annual gold production is expected to exceed 290 000 ounces per year in the first two years of operation and to average 270 000 ounces over ten years for a total of 2.88 million ounces of gold over the Life of Mine.
Cost estimates in the feasibility study represent costs as at September 2008. With the drop in the price of many of the significant inputs — diesel, steel and transport — we anticipate a reduction in both the capital and operating costs. As such we have detailed below a comparison of the current cost estimates to costs calculated on a similar basis but assuming input prices approximating those experienced in the third quarter of 2007:

	Feasibility		Cost estimate
	Q3 2008		Q3 2007

Cash operating costs	US$420/oz		US$357/oz

Total cash costs

(@ US$800/oz gold price)	US$444/oz		US$381/oz

Life of Mine mining cost (incl fleet capital)	US$3.03/tonne	*	US$2.64/tonne+

Life of Mine plant operating cost	US$12.56/tonne		US$9.95/tonne

*	Based on a diesel cost of US$1.15/litre or approximately US$111/barrel of oil.

+	Based on a diesel cost of US$0.80/litre or approximately US$75/barrel of oil.
Discussion with shortlisted mining contractors have reached an advanced stage and are expected to be concluded in the near future.
Senet have completed the detailed plant design. Currently we are reviewing the expected costs of major items as a result of the recent decrease in input costs.
ANDE, the state environmental agency, have opened the public inquiry on the Tongon Environmental Impact Assessment completed by consultants Digby Wells & Associates. This is expected to be concluded by November with the issue of the ministerial decree approving the environmental licence soon thereafter. The mining licence application has been submitted and this is expected to be approved subsequent to the issue of the environmental licence. The mining convention is awaiting final approval from the Minister of Finance.
On site construction activities have centred on building the single quarters accommodation which will initially be used as the construction camp, as well as clearing and levelling the plant area and conducting sterilisation drilling.
Conditions in the country continue to improve both economically and politically. However, it seems likely that the date of the presidential election might well be postponed to 2009 with the agreement of all parties.
During the quarter, we agreed with our joint venture partner in Côte d’Ivoire, New Mining CI, that we will fund their portion of the capital required for the Tongon Project in exchange for an additional 3% interest in the project. The funding for their share of the capital will be repaid from the project’s cashflows. This increases our participation in the project to 84% and reduces their participation to 6%. Government participation remains at 10% and will also be funded by the company and repaid from project cashflows.
EXPLORATION ACTIVITIES
In West Africa, the third quarter of the year traditionally marks a pause in field activities due to the annual rains, and exploration teams use this period to concentrate on data integration, interpretation and modelling to generate field programmes for the next season.
In Senegal, detailed core logging at Massawa was completed and a geological model developed for the northern 3.75 kilometres of an overall 6.5 kilometre long mineralised structure. Two main zones of mineralisation have been further refined based on the latest geological model:

•	Central zone: strike length of 1.5 kilometres with an average width of 15 metres and grade of 3.24g/t, (based on 14 holes). Mineralisation over the first 1 kilometre is associated with an altered and sulphidised gabbro, which has intruded along the main structure, while the remaining 480 metres is typical shear zone hosted, where a structure has developed at the contact between a package of volcaniclastics and sediments. A lapilli tuff acts as a prominent marker horizon in the hangingwall of mineralisation.

•	Northern zone: this has now been divided into two zones, one with a strike length of 1.11 kilometres with an average width of 10.13 metres at 3.3g/t (based on 12 holes) and a further zone with a strike length of 0.77 kilometres and average width of 15.85 metres at 4.06g/t (based on 5 holes). Mineralisation in both zones is similar to the 480 metre shear zone hosted central zone.
A 5 000 metre diamond drilling programme has started to infill the current drill spacing to 100 metres by 50 metres and provide the data necessary to complete a scoping study in Q1 2009. Tenders are also out for a 35 000 metre feasibility drilling programme which, subject to a successful scoping study, is expected to be completed in 2009.
At Loulo, following the success of defining a small oxide resource at Loulo 3 South (S) the team has gone on to deliver a further small resource at Loulo 3 South (N) which is being modelled and scheduled into the current mine plan. The Loulo 3 target, albeit relatively small at surface, is an indicator of the potential of the Yalea structure, and this field season will see a concerted effort to advance the interpretation and understanding of the relationships between the existing surface targets: Yalea, P125, Loulo 3 North, Loulo 2, Loulo 1, P1 Baboto and Baboto, in order to provide further open pit ounces and develop conceptual targets along this structure, especially at depth where the structure remains untested. At P129, a folded and mineralised quartz tourmaline unit, similar to Gara, has been confirmed by reconnaissance diamond drilling: P129 QTDDH01 returned 4.85 metres at 2.53g/t from 71.70 metres and 2.00 metres at 1.40g/t from 99.30 metres.
In the southern part of the Loulo mining permit at Gounkoto, results from a new trench have returned 35.75 metres at 10.66g/t including 21.20 metres at 16.47g/t, the mineralisation is hosted in strongly altered pink quartzite and breccia. This confirms results from trench FRT03: 9.70 metres at 15.26g/t excavated 1 kilometre to the NNW. Together with rock chip sampling, pitting and previous RAB drilling, mineralisation has so far been defined over a combined strike length of 1.3 kilometres; open in all directions. The current interpretation for Gounkoto is that a major NNW structure is the main mineralised target; however both N-S and NE-SW structures play an important role in creating dilation and subsequent gold mineralisation. At Toronto (named after the nearby village: Torondinloto) RAB drilling, trenching and sampling of artisanal workings have so far delineated a 1 kilometre long mineralised structure. The structural trend is NNW and regionally coincides with the structure which hosts Faraba. Gold mineralisation is associated with altered pink quartzite and breccia, similar to Gounkoto. A 6 000 metre RAB drilling programme has started to further test both of these targets prior to reconnaissance diamond drilling in 2009.
At Faraba, logging and interpretation has resulted in the delineation of an eastern and western zone of mineralisation which extends over 800 metres in strike in the gap area. However, mineralised intersections within these zones are complex, generally low grade with spikes of high value and discontinuous along strike and down dip. Work on this target will be placed on hold in the short term while we attempt to build a centre of gravity in terms of resource potential from other targets, such as Gounkoto and Toronto.
More regionally, further interpretation of the EM geophysical survey is continuing to develop new ideas and identify zones of interest across the district. A number of linear anomalies in the data coincide with known mineralised structures on the permit as well as the Gara and Yalea orebodies. Interpretation is identifying new structural domains and the presence of deep intrusives leading to a greater understanding of geological controls. A prospectivity analysis is being conducted to prioritise targets for follow-up work across the greater Loulo district. Kolya and Mananord are priority targets in the Bambadji permit. Kolya is a 2 kilometre long, folded and quartz veined quartz tourmaline unit similar to Gara. Previously this target was tested by 4 RC holes, all returning gold mineralisation (4 metres at 1.40g/t, 6 metres at 3.60g/t, 3 metres at 2.50g/t and 5 metres at 3.94g/t). Mananord is a 8.7 kilometre long structural corridor, anomalous in gold, with contrasting geological units and intrusives. Very little follow-up work has been conducted and therefore RAB drilling has started on both target areas to delineate locations for reconnaissance diamond drilling in Q1 2009.
At Morila, we continue to analyse the data and develop models for testing but have postponed drilling until 2009.

In Côte d’Ivoire, the emphasis within the Nielle permit has shifted from the resource conversion work on the Tongon deposit to evaluating satellite targets. Desktop studies were completed on Koulivogo, Yvette-Nafoun and Soloni which will be the next targets for follow-up, due to their favourable geology, structural setting and surface gold anomalism. This is in addition to Tongon South and Poungbe where previously reported first pass diamond drilling returned positive results. At Tiasso, on the Boundiali permit, results from diamond drilling yielded narrow low grade intersections, reducing the prospectivity of this target. However Sani is now taking the lead with positive trench results over 1.5 kilometres (15 metres at 3.25g/t, 14 metres at 3.10g/t and 4.0 metres at 1.38g/t).
In Burkina Faso, an updated geological model has been finalised for Kiaka and we are in the process of completing a new geological estimate and scoping study for the deposit to further review the economic viability of the project.
In Ghana, two new permits consolidate our position in the north of the country and stream sediment surveys confirm gold anomalism coincident with large regional scale fold structures in volcano-sedimentary belts.
In Tanzania, we have returned the majority of our permits to either the government or joint venture partners following extensive exploration. We are taking cognisance of results from research over the Tanzanian Craton and integrating this information into a new generative study.
CONSOLIDATED INCOME STATEMENT

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
US$000	2008	2008	2007	2008	2007

REVENUES
Gold sales on spot	88 528	103 412	75 478	287 781	216 713
Loss on matured hedges	(10 245)	(8 182)	(4 777)	(27 266)	(16 727)
Non-cash (loss)/profit on roll forward of hedges	—	—	(2 152)	—	(4 759)

Total revenues	78 283	95 230	68 549	260 515	195 227

Other income	2 722	1 030	692	5 251	—

Total income	81 005	96 260	69 241	265 766	195 227

COSTS AND EXPENSES

Mine production costs	47 946	50 127	33 146	140 898	95 391

Movement in production inventory and ore stockpiles	(4 015)	(6 705)	(2 895)	(16 769)	(7 107)

Depreciation and amortisation	5 698	5 695	5 673	17 088	17 566

Other mining and processing costs	3 338	3 356	3 097	9 828	9 329

Mining and processing costs	52 967	52 473	39 021	151 045	115 179

Transport and refinery costs	423	492	316	1 657	859

Royalties	4 601	5 576	4 525	15 104	12 753

Exploration and corporate expenditure	8 308	12 553	7 872	34 813	22 987

Other expenses	—	—	—	—	854

Total costs	66 299	71 094	51 734	202 619	152 632

Finance income	2 263	2 696	2 456	7 486	6 419

Finance costs	(4 138)	(1 100)	(1 644)	(5 551)	(4 436)

Provision for financial assets	(8 840)	—	—	(8 840)	—

Finance (loss)/income — net	(10 715)	1 596	812	(6 905)	1 983

Profit before income tax	3 991	26 762	18 319	56 242	44 578

Income tax expense	(4 675)	(6 526)	(6 779)	(18 535)	(13 442)

Net (loss)/profit	(684)	20 236	11 540	37 707	31 136

Attributable to:

Equity shareholders	(1 430)	17 911	11 474	32 447	28 656

Minority shareholders	746	2 325	66	5 260	2 480

	(684)	20 236	11 540	37 707	31 136

Basic earnings per share (US$)	(0.02)	0.24	0.17	0.43	0.42

Diluted earnings per share (US$)	(0.02)	0.23	0.16	0.42	0.41

Average shares in issue (000)	76 341	76 216	69 082	76 244	68 922

The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis consistent with the annual financial statements.

CONSOLIDATED BALANCE SHEET

	At	At	At
	30 Sep	31 Dec	30 Sep
US$000	2008	2007	2007

Assets
Non-current assets
Property, plant and equipment	310 257	269 896	261 732

Cost	404 871	347 422	335 837
Accumulated depreciation and amortisation	(94 614)	(77 526)	(74 105)

Deferred taxation	1 622	2 163	1 721
Long term ore stockpiles	53 755	43 190	48 119
Receivables	19 495	22 823	15 220
Available-for-sale financial assets	40 110	—	—

Total non-current assets	425 239	338 072	326 792

Current assets
Inventories and stockpiles	70 948	57 410	38 007
Receivables	39 283	42 104	50 258
Available-for-sale financial assets	—	48 950	—
Cash and cash equivalents	264 365	294 183	131 086

Total current assets	374 596	442 647	219 351

Total assets	799 835	780 719	546 143

Shareholders’ equity	649 641	598 799	361 087
Minority interest	13 554	8 294	7 187

Total equity	663 195	607 093	368 274

Non-current liabilities
Long term borrowings	1 490	2 773	44 427
Loans from minority shareholders in subsidiaries	3 073	3 096	3 000
Deferred taxation	1 451	1 451	462
Financial liabilities — forward gold sales	25 383	51 953	49 527
Provision for rehabilitation	11 364	11 074	9 120

Total non-current liabilities	42 761	70 347	106 536

Current liabilities
Financial liabilities — forward gold sales	40 016	33 672	25 120
Current portion of long term borrowings	2 178	3 647	3 616
Accounts payable and accrued liabilities	43 283	63 330	41 038
Taxation payable	8 402	2 630	1 559

Total current liabilities	93 879	103 279	71 333

Total equity and liabilities	799 835	780 719	546 143

The increase of US$57.4 million in property, plant and equipment (at cost) since December 2007 is due primarily to expenditure incurred on the underground development work at Loulo amounting to US$24.4 million, power plant expansion of US$3 million, upgrades to the crushing plant of US$2 million and expenditure on the overland conveyer, stockpile and tailings facilities of US$12.8 million. Expenditure related to the Tongon project amounted to US$15.2 million this year and consists primarily of down payments on the mills and mill motors, as well as site establishment costs and infrastructure improvements.
The increase in inventories and stockpiles (both long term and short term) is a result of increases in stockpiles at both Morila and Loulo in line with the Life of Mine plans, as well as increases in mining strategic stocks, reagents and grinding media at Loulo, due to increased demand for supplies and insurance spares resulting from the development of the underground mine.

Available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. During the third quarter, a provision of US$8.84 million was made against these ARS, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS. As these investments have now been illiquid for twelve months and there is no certainty that they will become liquid within the next twelve months, the assets have been reclassified into the ‘non-current’ section of the balance sheet to more accurately reflect their nature. We believe that we have been the subject of a fraud committed by brokers working for a large investment bank through material misrepresentations of the nature of the ARS in which we were invested. Consequently, we have engaged legal counsel and in October 2008 we commenced arbitration proceedings against the bank and the brokers for their misconduct. These individuals are the subject of criminal proceedings instigated by the US government and regulatory proceedings instigated by the SEC, which we believe reinforce our position. There can be no assurance that we will be successful in our actions against the bank or the individual brokers, and consequently we have not relied upon this for the determination of the provision. We continue to receive interest on all of the ARS investments.
The decrease in financial liabilities of forward gold sales is due to a decrease in the negative marked-to-market valuation of contracts held at 30 September 2008. The gold price was US$884.5/oz at 30 September 2008.
The increase in taxation payable is related to an increase in corporate taxes payable at Morila. The next payment will be made in November 2008.
The decrease in receivables from September 2007 and December 2007 to September 2008 is mainly due to a significant decrease in the TVA (VAT) balance at Morila.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
attribu-
table
	Number				Accum-	to
	of	Share	Share	Other	ulated	equity	Minority	Total
	ordinary	capital	premium	reserves	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance — 31 December 2006	68 763 561	3 440	213 653	(59 430)	178 400	336 063	4 707	340 770

Net income	—	—	—	—	28 656	28 656	2 480	31 136
Movement on cash flow hedges —
Transfer to income statement	—	—	—	21 486	—	21 486	—	21 486
Fair value movement on financial instruments	—	—	—	(24 186)	—	(24 186)	—	(24 186)

Total recognised income/(loss)	—	—	—	(2 700)	28 656	25 956	2 480	28 436

Share-based payments	—	—	—	1 618	—	1 618	—	1 618

Share options exercised	538 667	27	4 297	—	—	4 324	—	4 324

Exercise of options previously expensed under IFRS 2	—	—	1 280	(1 280)	—	—	—	—

Shares vested#	10 102	—	170	(170)	—	—	—	—

Dividend relating to 2006	—	—	—	—	(6 874)	(6 874)	—	(6 874)

Balance — 30 September 2007	69 312 330	3 467	219 400	(61 962)	200 182	361 087	7 187	368 274

Balance — 31 December 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Net income	—	—	—	—	32 447	32 447	5 260	37 707

Movement on cash flow hedges —
Transfer to income statement	—	—	—	27 266	—	27 266	—	27 266
Fair value movement on financial instruments	—	—	—	(7 040)	—	(7 040)	—	(7 040)

Total recognised income/(loss)	—	—	—	20 226	—	20 226	—	20 226

Share-based payments	—	—	—	4 877	—	4 877	—	4 877

Share options exercised	261 500	13	2 433	—	—	2 446	—	2 446

Exercise of options previously expensed under IFRS 2	—	—	793	(793)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance — 30 September 2008	76 408 424	3 822	454 200	(45 241)	236 860	649 641	13 554	663 195

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

CONSOLIDATED CASHFLOW STATEMENT

	9 months	9 months
	ended	ended
	30 Sep	30 Sep
US$000	2008	2007

Profit before income tax	56 242	44 578
Adjustment for non-cash items	31 095	24 218
Effects of changes in operating working capital items	(45 054)	(29 126)
Receivables	6 690	(15 505)
Inventories and ore stockpiles	(24 560)	(10 312)
Accounts payable and accrued liabilities	(27 184)	(3 309)

Income tax paid	(5 169)	(9 178)

Net cash generated from operating activities	37 114	30 492

Acquisition of property, plant and equipment	(57 449)	(37 998)

Net cash used by investing activities	(57 449)	(37 998)

Proceeds from issue of ordinary shares	2 446	4 324
Decrease in long term loans	(2 775)	(2 214)
Dividends paid to company’s shareholders	(9 154)	(6 874)

Net cash generated by financing activities	(9 483)	(4 764)

Net (decrease)/increase in cash and cash equivalents	(29 818)	(12 270)
Cash and cash equivalents at beginning of period	294 183	143 356

Cash and cash equivalents at end of period	264 365	131 086

NON-GAAP MEASURES
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
NON-GAAP	XT30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
US$000	2008	2008	2007	2008	2007

Gold sales on spot	88 528	103 412	75 478	287 781	216 713
Loss on matured hedges	(10 245)	(8 182)	(4 777)	(27 266)	(16 727)

Gold sales	78 283	95 230	70 701	260 515	199 986

Mine production costs	47 946	50 127	33 146	140 898	95 391
Movement in production inventory and ore stockpiles	(4 015)	(6 705)	(2 895)	(16 769)	(7 107)
Transport and refinery costs	423	492	316	1 657	859
Royalties	4 601	5 576	4 525	15 104	12 753
Other mining and processing costs	3 338	3 356	3 097	9 828	9 329

Total cash costs	52 293	52 846	38 189	150 718	111 225

Profit from mining activity	25 990	42 384	32 512	109 797	88 761

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 30 September 2008 is summarised below:

	Forward sales	Forward sales
	ounces	average US$/oz

Year ended 2008	22 749	429
Year ended 2009	84 996	435
Year ended 2010	41 748	500

Total	149 493	452

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book represents approximately 16% of planned production at Loulo and 11% of the group’s production for the period.
GENERAL
Given the dynamic financial markets, management has reviewed all its business practices and operations and is in the process of implementing procedures to ensure it responds appropriately to the changing environment in the mining industry. The optimised mining plan at Loulo has enhanced the company’s significant growth prospects — the company intends to finalise its 2009 budget during the fourth quarter and guidance will be presented to the market in January, as is our custom. The company continues to evaluate value creating opportunities through corporate and asset acquisition transactions, especially given the turmoil in the current equity markets. Our strong balance sheet and cashflows from existing operations position the company well to fund our anticipated growth in production.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

RANDGOLD RESOURCES NEWS UPDATES
RESCHEDULING IMPROVES LOULO PRODUCTION PROFILE
In the current economic turmoil, only the strong will survive. And in mining, the strong are consistent producers that meet their targets. For Randgold Resources, the transition from a predominantly open pit operation to an underground mine at Loulo is crucial for the company’s planned growth. Building the Yalea underground mine has been a challenge so far, but due to a flexible planning strategy Loulo has been able to keep on meeting its production targets.
During the third quarter, a crucial milestone for the Yalea underground project was reached: the installation of the underground conveyor belt. This belt is now commissioned and once all peripheral installations are complete, will be able to carry up to 200kT of material per month from underground. This capacity gives plenty of scope to increase underground ore production from the initially planned 90kT per month in future, but the immediate consequence of the installation is the ability to increase development tonnage and to expand stoping operations in earnest. Just as important is the fact that development can now speed up to get to the really high grade “purple patch” in late 2009, early 2010.
The last quarter of 2008 will be a challenge for Loulo, as the Yalea underground mine is ramping up its production. The focus is now on steady production from the stoping and silling operations and on dilution and grade control. Ore production from underground is still expected to reach the planned 90kT per month by the beginning of next year and Loulo is still on track to make its production target for this year.
Strategic planning at Loulo can be complex due to the number of possible scenarios. Recent events in the global financial markets, the base metal and oil markets and their impact (which Randgold Resources believes has not yet been experienced to their full extent) on the gold mining industry, have caused a re-examination of the Loulo strategy to improve the group’s ability to deliver growth and cost-

effective production. Randgold Resources now believes that it can maintain the company’s envisaged growth, and improve the business plan by delaying the construction of the Gara underground mine — sister development to Yalea — by one year.
The revised strategy will focus on increasing production from Yalea underground from late 2009 by 30%. The underground infrastructure can cope with this production increase. In late 2009 we plan to access a mining block that is at a higher grade than previously planned from the Gara orebody (approximately 6g/t in-situ), and which had been scheduled for later. Production is still expected to exceed the 400 000 ounces mark in 2010.
A key component of this strategy is the Loulo plant expansion, which is scheduled to be commissioned by the end of the first quarter of 2009, and which will bring monthly throughput up to 300 000 tonnes per month from Q4 in 2009. The principal focus for this project is to increase grind by using an additional crushing stage, thus enabling better milling throughput.
“The new strategy has us all really excited,” says underground manager Thinus Strydom. “It will enable us to focus all our attention on only one underground operation for a full year before starting the second, and we will be able to get the operation to really perform well. Because the block we’ve targeted is independent of our previous schedule, we should be able to increase production without compromising the initial target which is even higher grade. We have done the studies, and our infrastructure can cope with 120 000 tonnes per month very well. As a result of the rescheduling, our production profile looks even better.”
“From a capital expenditure standpoint, this is a great strategy as well,” says Loulo GM Amadou Konta. “We have an opportunity to delay a large capital outlay for Gara without sacrificing production. Given the current market, with construction costs likely to go down in the near future, this could bring a substantial cost saving to Randgold Resources. But whatever happens, it will give us more economic flexibility than previous plans.”
Loulo chief mine planner Onno ten Brinke agrees: “We are continuously looking for ways that we can improve our business, which is an absolute necessity in the current global financial situation. The idea to delay Gara by a year was a significant change but right, since it does not hurt our growth. As an added bonus, the open pit production profile also looks better because we now do not need to stockpile unnecessarily during 2011 and 2012 when the strip ratio is lower.”
“We are blessed with an operation that gives us the flexibility to take stock and look for other options all the time,” said Amadou Konta. “I have a feeling a lot of people will be pleasantly surprised by the Loulo operation in the near future.”
CAPTURING TECHNOLOGY TO OPTIMISE DEVELOPMENT AND PRODUCTION
Randgold Resources has selected the best aspects from a variety of different mechanised underground mines to design an underground operation at Yalea that incorporates the best and most appropriate technology.
The concepts incorporated into the Yalea underground mine include:

•	twin ramp decline system for dedicated ore and people access;

•	underground conveyor for both ore and waste handling and an overland conveyor for ore transport to the plant;

•	underground mobile ore crusher system;

•	reverse Avoca stoping method with backfill to maximise extraction;

•	waste-pass development from surface to facilitate backfill; and

•	the utilisation of surface waste dumps for backfill for environmental benefits.
Our open pit grade control systems rely heavily on the knowledge we accumulated during the exploration and drill-out phases, helping us to reduce dilution and optimise the ore cuts when we mine them. Similarly we are at present incorporating what we have learnt with regard to orebody delineation and grade variability from the open pit phases to better define our underground grade control strategies. With the commencement of the initial ore strike drives and stoping, a wealth of geological information has been collected and is in turn being interpreted and incorporated into our exploration geological models. In this way we are confident that brownfields extensions will be found at Loulo. The continual collection and interpretation of the geology helps us develop models that drive our exploration. This is key to our belief that we will expand the life of Loulo well past the present plan of 2028.

Our ability to utilise tested technology from a number of different mining fields to design and develop mines that are truly optimised for their location and orebody type, and our continued use of the geological knowledge obtained from exploration through to mining to build and grow our models, will allow us to fully optimise the value of other high-potential gold projects in emerging markets.
SCOPING CHANGES WILL REDUCE COSTS, INCREASE THROUGHPUT AT TONGON
As the Tongon project moves into the construction phase, significant changes have been made to the scope of the project to underpin lower-cost production in the longer term. Capital costs have been revised to accommodate this, but these increases are expected to be offset by the returns in cost savings and additional throughput.
The initial capital cost of electricity has been increased to incorporate a higher voltage (90kV as opposed to the originally envisaged 33kV), which will result in a more stable supply over the life of the project. Equipment selection has also been modified to make greater use of electrical power as opposed to diesel. (An example of this is the introduction of electrically fired oil heaters and kiln in the elution/regeneration circuit.) Plant capacity has been increased to 300 000 tonnes per month in line with the increase in resources announced recently.
Tongon represents Randgold Resources’ third new mine development in West Africa. The project will be managed by the Randgold Resources team, using construction engineers as the lead contractor. One of the main challenges facing the team is to take full advantage of the recent slump in commodity prices and the anticipated drop in demand for construction equipment. Matching the project’s programme with the negotiation of more competitive pricing should enable the team to improve projected costs.
FOCUSED EXPLORATION
The world financial crisis is already making itself felt among some gold juniors and drill rigs, once a rare commodity, are suddenly readily available as drill contracts are cancelled. With cash in the bank, profitable operations and a defensive strategy in place, Randgold Resources plans to focus its exploration efforts over the next 12 to 18 months on three specific areas within its portfolio:
•	the conversion of the resource potential at Massawa in Senegal;

•	brownfields exploration in the Loulo district; testing targets such as Gounkoto, Toronto, and the Yalea structure and in Bambadji, (adjacent to Loulo in Senegal) Kolya and Mannanord; and

•	in Côte d’Ivoire, testing satellite targets in the Nielle permit to build on the resource base at Tongon.
In Burkina Faso, Kiaka will be re-scoped in terms of its economic viability and a watching brief will be maintained in Ghana and Tanzania as well as the Central African gold regions to highlight new opportunities.
THE 3 Cs — COSTS, CONTROLS AND CASHFLOW
by Graham Shuttleworth, CFO
During the third quarter the finance team continued to focus its efforts on assisting the company to control costs, with some success, as total costs were contained and in line with Q2 costs, despite continued inflationary pressures in the industry.
Quarter on quarter, the diesel price per litre increased by 13%, but the recent drop in the oil price, if maintained, should start to flow through to costs going forward.
The third quarter is also the time of the year where we lay the foundations for the following year’s budget, and given the dynamic nature of the market over the last few months, it has made this task all the more challenging but also all the more important.
Having initially set our key input parameters, such as oil price and euro exchange rate assumptions, at significantly higher levels than where the market is currently trading, we have worked hard at eliminating unnecessary costs in the group and at the operating mines. Furthermore, the commercial team, led by Chris Prinsloo, has been redoubling efforts to ensure that our procurement of key consumables remains competitive, and it is rewarding to see us beat the prices obtained by larger industry players.
Victor Matfield and the treasury team have been re-examining the potential currency exposures the company is anticipating over the next 12-24 months, with a view to reducing our risk to significant movements, given the volatility we have seen in these markets. This is particularly important as we go into the construction phase of the Tongon project where we have large exposures to the rand and euro, in addition to dollar costs.

During the quarter, we agreed with our joint venture partner in Côte d’Ivoire, New Mining CI, that we would fund their portion of the capital required for the Tongon Project, in exchange for an additional 3% interest in the project (this increases our participation to 84%, reduces their participation to 6% and is funded from the cash flows of the project, as previously reported). This has an immediate positive impact on our underlying net asset value, but importantly, it also ensures that we can better manage cash resources and cash flows during the construction phase.
The fourth quarter promises to be just as dynamic as the last, but the team is well prepared, and by January we should be in a position to set out our updated cost estimates for 2009.

REGISTERED OFFICE: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands
REGISTRARS: Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
TRANSFER AGENTS: Computershare Services PLC, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR
INVESTOR AND MEDIA RELATIONS: For further information contact Kathy du Plessis on Telephone +44 20 7557 7738, e-mail: randgoldresources@dpapr.com www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.